

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

David C. Brown
Chairman and Chief Executive Officer
Victory Capital Holdings, Inc.
15935 La Cantera Parkway
San Antonio, TX 78256

>   **Re: Victory Capital Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 24, 2021**
>   **File No. 333-259784**

Dear Mr. Brown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance